March 25, 2019

Matias I. Gaivironsky
Chief Financial Officer
CRESUD INC
Moreno 877 24th Floor
Buenos Aires, Argentina

       Re: CRESUD INC
           Form 20-F for the fiscal year ended June 30, 2018
           Filed October 31, 2018
           Response Dated December 13, 2018
           File No. 001-29190

Dear Mr. Gaivironsky:

         We have limited our review of your filing to the financial statements and related disclosures, and have also reviewed your December 13, 2018 response to our comment letter, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our November
20, 2018 letter.

Form 20-F for the fiscal year ended June 30, 2018

Item 5. Operating and Financial Review and Prospects
Effects of foreign currency fluctuations, page 183

1. We understand that there have been no observable comparable shopping mall transactions in a number of years, that your shopping mall valuation methodology relies on a number of inputs that are not observable or readily estimable (e.g., long-term Argentine inflation, peso discount rates and peso-dollar forward foreign exchange rates), and that dislocations in the Argentine economy affect your valuation approach; please explain:
        How you considered the reliability of your shopping mall fair value measurements and
          IAS 40.31 when changing from cost to fair value.
 Matias I. Gaivironsky
FirstNameINC
CRESUD LastNameMatias I. Gaivironsky
Comapany2019
March 25, NameCRESUD INC
March 25, 2019 Page 2
Page 2
FirstName LastName
             How you determined that shopping mall fair values are reliably measurable on a continuing basis as contemplated in IAS40.53.
2. Your prior response to comment 1 indicates that the fluctuation in shopping mall fair value is primarily attributable to an increase in real rents and a decrease in the discount rate (i.e., reflecting changes in market participant views of shopping mall risk).
           Explain the economic driver of growth in shopping mall real rents. Explain why office properties did not experience a similar growth in real rents.
           Explain why office properties did not experience a similar contraction in discount rates.
3. As of June 30, 2016 and 2015, we observe that a financial data aggregator published
         ARS/USD non-deliverable forward (NDF) rates for periods of 3 and 5 years, respectively;
         please explain:
           Why NDF rates are, or are not, relevant to the valuation of your shopping malls.
           If excluding NDF rates is consistent with the IFRS 13 requirement to maximize the use of observable inputs.
           How the use of NDF rates would affect your fair value measurements.

4. Your response cites "macroeconomic imbalances" as a driver of shopping mall appreciation; please explain:
           If the effect on the valuation is reflective of a shortcoming of your valuation approach, and why or why not.
           If the effect on shopping mall valuations is the result of inconsistent assumptions (e.g., inconsistencies between the inflation rates used to forecast shopping mall rents, and the inflation rates implicit in the peso-dollar forward rates).
           Why those imbalances did not affect office valuations.

5. Your response notes that the risks of each specific shopping mall are captured in your cash flow forecasts for each mall; please explain how your cash flow forecasts capture the specific risks of each mall (e.g., scenario analysis).
6. We understand that your WACC calculation includes an after-tax cost of debt, and observe that your calculation includes inputs observed from U.S. domiciled entities to determine the spread above the Argentine risk-free rate; please explain:
           How the unadjusted applicable U.S. sector spread is reflective of Argentine market participant assumptions.
           Why the U.S. statutory tax rate is reflective of Argentine shopping mall market participant assumptions, and how market participants expectations regarding tax law changes would or would not affect the use of the statutory rate. Why U.S. debt and equity weightings are reflective of Argentine shopping mall market
 Matias I. Gaivironsky
CRESUD INC
March 25, 2019
Page 3
             participant assumptions.
             Why your WACC estimates are lower than those implied by use of U.S. domiciled entity assumptions.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438
with any questions.



                                                           Sincerely,
FirstName LastNameMatias I. Gaivironsky
                                                           Division of
Corporation Finance
Comapany NameCRESUD INC
                                                           Office of Real
Estate and
March 25, 2019 Page 3                                      Commodities
FirstName LastName